Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of Dreyfus Emerging Markets Debt
Local Currency Fund and Dreyfus Equity Income Fund (collectively the "Funds") complied with the requirements of subsections (b)
and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2009. Management is responsible for the
Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2009 and with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of our last examination), through May 31, 2009:
1. 	Examination of The Bank of New York Mellon's (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of May 31, 2009 and verified reconciling items;
5. Confirmation of pending purchases for the Funds as of May 31, 2009 with brokers, and where responses were not received, inspection of ocumentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of May 31, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two purchases and two sales or maturities for the period March 31, 2009 (the date of our last examination) through May 31, 2009, to the books and records of the Funds noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
 Placed in Operation and Tests of Operating Effectiveness
("SAS 70 Report") for the period October 1, 2007 through
September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through May 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
 Act of 1940 as of May 31, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP /s/
New York, New York
August 24, 2009




August 24, 2009

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Emerging Markets Debt Local Currency Fund and
Dreyfus Equity Income Fund, each a series of The Dreyfus/Laurel Funds
 Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
 Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2009 and from March 31, 2009 through May 31, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2009 and from March 31, 2009 through May 31, 2009 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust

Jim Windels
Treasurer